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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 5428 fax manuel.garciadiaz@davispolk.com

December 21, 2010

BY EDGAR

Re:	Gafisa S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 1-33356

Ms. Lisa H. Etheredge
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Fax: (703) 813-6968

Dear Ms. Etheredge:

This correspondence is to acknowledge the receipt of the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter (the “Comment Letter”) dated November 23, 2010 regarding the above-referenced filling on Form 20-F of Gafisa S.A. (the “Company”).  The Company will respond to the Comment Letter on or prior to January 7, 2011.

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at 212-450-6095 or Mr. Calciolari of the Company at +55 11-3025-9191.

Very truly yours,

/s/ Manuel Garciadiaz